May 5, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tracie Mariner
Kevin Vaughn
Joshua Gorsky
Tim Buchmiller

Re:	Vertex Pharmaceuticals, Inc.
Form 10-K for Fiscal Year Ended December 31, 2024
Filed February 13, 2025
File No. 000-19319

Ladies and Gentlemen,

We are writing in response to the comments that we received from you by letter dated April 7, 2025, regarding the above-referenced filing of Vertex Pharmaceuticals, Inc. (the “Company”, “we,” or “Vertex”).

Set forth below are the Company’s responses to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Commercialization of CF Medicines, page 11

1.

We note your disclosure that ALYFTREK carries a lower royalty burden than your other CF medicines. However, we also note from your disclosure on page 58 that there may be uncertainty regarding the calculations of royalties that you will pay on ALYFTREK to a third-party under the agreement with the Cystic Fibrosis Foundation and that you could be required to pay a higher royalty percentage on ALYFTREK sales than you currently expect. If you expect patients to switch from TRIKAFTA to ALYFTREK, please quantify in your future filings your current royalty burden on TRIKAFTA, your primary CF medicine, and, given the uncertainty described on page 58, provide an upper and lower bounded range of the royalty burden on ALYFTREK depending on the outcome of the calculations of the royalties that will be payable on ALYFTREK.

Response: The Company respectfully acknowledges the Staff’s comment and will provide responsive disclosure in future filings.

Cystic Fibrosis Foundation, page 15

2.

We note your collaboration agreement with the Cystic Fibrosis Foundation results in the payment of a material amount of royalties. We also note your disclosure that, pursuant to the agreement, sales of combination products, such as TRIKAFTA/KAFTRIO, are allocated equally to each of the active pharmaceutical ingredients in the combination product, and royalties are then paid for any royalty-bearing components included in the combination. In future filings, place revise to disclose the duration of the royalty terms associated with the active pharmaceutical ingredients in your material combination products, such as TRIKAFTA/KAFTRIO, pursuant to this collaboration agreement.

Response: The Company respectfully acknowledges the Staff’s comment and will provide responsive disclosure in future filings.

Sincerely,

/s/ Christiana Stevenson
Christiana Stevenson

cc:	Reshma Kewalramani, Chief Executive Officer and President

Jonathan Biller, Chief Legal Officer

Charles Wagner, Jr., Chief Financial Officer